

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 8, 2009

Mr. Greg Van Staveren
Chief Financial Officer
Starfield Resources Inc.
130 Adelaide Street, Suite 2210
Toronto, Ontario
Canada M5H 3P5

> **Re:** **Starfield Resources Inc.**
> **Form 20-F for the Fiscal Year Ended February 29, 2008**
> **Filed August 22, 2008**
> **Response Letter filed April 2, 2009**
> **File No. 0-29948**

Dear Mr. Van Staveren:

     We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended February 29, 2008

Memorandum and articles of association, page 42

Restriction if any on Share Transfers, page 44

1. We note your response to prior comment 6. As of May 8, 2009, you have not provided us with a response to this comment. Therefore, we are reissuing comment 6.

Audit Committee Financial Expert, page 50

2. We note your response to prior comment 8. Item 16A(a)(3) of Form 20-F clearly requires an explanation where a company states that it does not have an audit committee financial expert. Please provide us such an explanation.

Exhibits, page 51

3. We note your response to prior comment 9. In addition, we note that during your 7 years as a reporting company, you have never identified or filed any material contracts. In light of this, we would like you to provide us with an analysis of why you do not need to file the contracts identified in our previously issued comment.

Engineering Comments

4. We note your response to prior comment 11, in which you state that your resource designation has reasonable prospects for economic development and might be economically extractable. Please provide the text of your proposed risk factor to be included in your future filings.

5. We note your response to prior comment 12, in which you state you will endeavor to summarize your exploration information in a clear and concise manner. Please provide us with the text of your proposed changes to be included in your future filings.

6. In response to comment 13 you state that the Ferguson Lake project is an advanced exploration project, and given the information presented, this description may be accurate. Absent reserves, however, you may not use the terms development or production in the text of your filing or in your financial statements. See Paragraph (a)(4) of Industry Guide 7. Please revise your disclosure to remove these terms from your documents including the financial statement head notes and footnotes.

7. We note your response to comments 14 and 15, which were inadvertently separated, in which you state you will provide a map from your website in your future filings. Please provide a copy of the map you intend to present with your future filings.

8. We note your response to comment 16, in which you state it is an international practice to report geochemical samples as parts per billion and that grab, dump, or chip samples are internationally recognized descriptive terms, and we do not concur. We reiterate those portions of comment 16.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director